EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Six months ended June 30, 2013	Years ended December 31,
		2012	2011	2010	2009	2008
Earnings before income taxes	$3,071	$5,910	$5,393	$4,507	$1,731	$3,995
Fixed charges excluding capitalized interest	260	603	677	726	564	492
Amortization of previously capitalized interest	37	75	64	60	61	50
Net adjustment for earnings from affiliates	16	69	(38)	(11)	(10)	(10)
Earnings available for fixed charges	$3,384	$6,657	$6,096	$5,282	$2,346	$4,527
Fixed charges:
Interest and debt expense(1)	$232	$551	$626	$676	$514	$425
Interest capitalized during the period	42	74	57	48	90	99
Rentals deemed representative of an interest factor	28	52	51	50	50	67
Total fixed charges	$302	$677	$734	$774	$654	$591
Ratio of earnings to fixed charges	11.2	9.8	8.3	6.8	3.6	7.7

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.